ALTERNATIVE FUELS AMERICAS, INC.

2131 HOLLYWOOD BOULEVARD, SUITE 401

HOLLYWOOD, FLORIDA 33120

February 6, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Mr. Edward M. Kelly
Mr. Craig E. Slivka

Re:	Alternative Fuels Americas, Inc. (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”)
File No. 333-177532

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company respectfully requests that the effective date of the Registration Statement is accelerated so that it will become effective at 4:00 p.m. Eastern Standard Time on Tuesday, February 7, 2012, or as soon thereafter as practicable.

The Company further acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
ALTERNATIVE FUELS AMERICAS, INC.

By: /s/ Craig Frank
Craig Frank